

Mail Stop 4631

December 2, 2009

Mr. Daryl K. Holcomb
Vice President, CFO and Controller
Ronson Corporation
3 Ronson Road, P.O. Box 3000
Woodbridge, NJ 07095

> **RE:** **Form 10-K/A for the fiscal year ended December 31, 2008**
> **Forms 10-Q/A for the periods ended March 31, 2009 and June 30, 2009**
> **File No. 1-1031**

Dear Mr. Holcomb:

We have reviewed your response letter dated November 23, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008 AND FORMS 10-Q/A
        FOR THE PERIODS ENDED MARCH 31, 2009 AND JUNE 30, 2009

Item 9A(T) – Controls and Procedures, page 14

1. We previously requested that you consider the impact that your restatement had on your original conclusions regarding the effectiveness of your internal control over financial reporting as of December 31, 2008 and your disclosure controls and procedures as of December 31, 2008, March 31, 2009 and June 30, 2009. We note from your disclosure that your management has concluded that despite the restatements your internal control over financial reporting was effective as of December 31, 2008 and your disclosure controls and procedures were effective as

of December 31, 2008, March 31, 2009 and June 30, 2009. As defined in Rule 13a-15(e), disclosure controls and procedures are those designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within specified time periods and are designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management. EITF 86-30 requires the debt that is the subject of the restatement be classified as current and you classified it as non-current in your original Form 10-K for the year ended December 31, 2008 and interim Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009. In addition, the amounts restated resulted in a material change in your current liabilities and working capital (deficit). Thus, we do not understand how you determined information required to be disclosed in the original filings was in fact disclosed. In addition, please explain to us why this correction of an error would not be considered a material weakness in your internal control over financial reporting. As such, it is still not clear how you arrived at the conclusion that your disclosure controls and procedures and internal control over financial reporting are effective. Please revise your disclosure regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting in your Forms 10-K/A and 10-Q/A to provide an enhanced discussion of the factors you considered and highlight any other factors that support your conclusion. If upon further reflection you determine your internal control over financial reporting as of December 31, 2008 and disclosure controls and procedures as of December 31, 2008, March 31, 2009 and June 30, 2009 were not effective, please revise your disclosure accordingly.

Exhibit 31 – Certifications

2. Please amend your December 31, 2008 Form 10-K/A as well as your March 31, 2009 and June 30, 2009 Forms 10-Q/A to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conform to the language in Item 601(B)(31) of Regulation S-K. The certifications included in your December 31, 2008 Form 10-K/A omit the language required by paragraph 2. Instead, you included the language required by paragraph 3 within paragraph 2. Further, the certifications included in your March 31, 2009 and June 30, 2009 Forms 10-Q/A omit the language required by paragraph 3. Since you restated financial statements in your December 31, 2008 Form 10-K/A as well as your March 31, 2009 and June 30, 2009 Forms 10-Q/A, you must provide complete certifications that conform to the language in Item 601(B)(31) of Regulation S-K. Please note that when you amend your Form 10-K/A to provide the revised 302 certifications, the certifications should refer to your amended filings in the first paragraph and be currently dated.

*   *   *   *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding this comment, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief